April 25, 2017	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust” or the “Registrant”)
(Registration Nos. 333-30810 and 811-09819) Post Effective Amendment
Number 235 to the Trust’s Registration Statement (the “Registration Statement”)
on Form N-1A Filed on February 15, 2017, Pursuant to Rule 485(a) under the
Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street MSCI Canada Index Fund, State Street MSCI Japan Index Fund, State Street MSCI Europe Index Fund and the State Street MSCI Pacific ex Japan Index Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on March 28, 2017. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Funds currently intend to make a 485(b) filing on April 25, 2017 containing their prospectus and SAI that will be become automatically effective on or about May 1, 2017.

General Comments

1.

Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing.

Response: The Registrant confirms that it will consider the staff’s comments in all aspects of the disclosure to which they apply.

Prospectus Comments

2.	For each Fund, please provide a copy of the completed fee table by EDGAR correspondence prior to the effective date of the amendment to the Registration Statement.

Response: A copy of the completed fee table for each Fund is attached hereto as Exhibit A.

3.	For each Fund, please confirm that the fee and expense limitation agreement will have an expiration date of at least one year from the date of effectiveness of the amendment to the Registration Statement. In addition, please confirm whether SSGA Funds Management, Inc. (“SSGA FM”) is entitled to recoup any waived management fees or reimbursed expenses under the fee and expense limitation agreement. If yes, please add the appropriate disclosure to the Prospectus.

Response: The Registrant confirms that the fee and expense limitation agreement for each Fund will have an expiration date of at least one year from the date of effectiveness of the amendment to the Registration Statement. In addition, the Registrant confirms that SSGA FM does not have any rights under the fee and expense limitation agreement to recoup any waived management fees or reimbursed expenses.

4.	Under “Fund Summaries – State Street MSCI Canada Index Fund – Principal Investment Strategies,” the disclosure states, “As of December 30, 2016, a significant portion of the Index comprised companies in the financial and energy sectors, although this may change from time to time.” Please quantify how much of the Index is comprised of companies in these sectors as of a recent date.

Response: The Registrant believes the term “significant portion” is appropriate and therefore the disclosure has not been revised.

5.	Under “Fund Summaries – State Street MSCI Canada Index Fund – Principal Risks,” some of the risks are generic and should be revised to be more informative to investors. For example, Currency Risk does not disclose which currencies the Fund’s holdings will be denominated in or what approximate percentage of the Fund’s assets will be exposed to a particular currency. Similarly, the Fund does not disclose what percentage of its assets will be exposed to the financial or energy sectors. Please explain supplementally why this is appropriate or revise the disclosure.

Response: Please refer to the response to Comment 9 below.

6.	Please explain supplementally why Portfolio Turnover Risk is a principal risk for each Fund or remove the risk.

Response: Since the Funds are new and do not yet have a portfolio turnover rate, the Registrant believes including Portfolio Turnover Risk is appropriate. Once a Fund commences investment operations and has a portfolio turnover rate, the Registrant will determine whether Portfolio Turnover Risk remains a principal risk for the Fund.

7.	Please explain supplementally why Risk of Investment in Other Pools is a principal risk for each Fund or remove the risk. If this risk is a principal risk for each Fund, please confirm that acquired fund fees and expenses are not required to be disclosed in the fee tables.

Response: Each Fund has removed Risk of Investment in Other Pools.

8.	Under “Fund Summaries – State Street MSCI Canada Japan Fund – Principal Risks,” the Fund includes specific risk disclosure relative to Japan in which the Fund discusses numerous risks, such as Japan’s relationship with China, the potential for natural disasters in Japan, and Japan’s exchange rate policies. Publicly available sources suggest that the Japanese economy is especially at risk of demographic issues as the population ages and the working age population declines. Please explain supplementally why the disclosure does not address these demographic shifts in the companies included in the Index or revise the disclosure to address such risks.

Response: The Fund has revised its disclosure as follows:

Japan: The growth of Japan’s economy has historically lagged that of its Asian neighbors and other major developed economies. The Japanese economy is heavily dependent on international trade and has been adversely affected by trade tariffs, other protectionist measures, competition from emerging economies and the economic conditions of its trading partners. China has become an important trading partner with Japan, yet the countries’ political relationship has become strained. Should political tension increase, it could adversely affect the economy, especially the export sector, and destabilize the region as a whole. Japan also remains heavily dependent on oil imports, and higher commodity prices could therefore have a negative impact on the economy. The Japanese yen has fluctuated widely at times and any increase in its value may cause a decline in exports that could weaken the Japanese economy. Japan has, in the past, intervened in the currency markets to attempt to maintain or reduce the value of the yen. Japanese intervention in the currency markets could cause the value of the yen to fluctuate sharply and unpredictably and could cause losses to investors. Japan has an aging workforce and has experienced a significant population decline in recent years. Japan’s labor market appears to be undergoing fundamental structural changes, as a labor market traditionally accustomed to lifetime employment adjusts to meet the need for increased labor mobility, which may adversely affect Japan’s economic competitiveness. Natural disasters, such as earthquakes, volcanoes, typhoons or tsunamis, could occur in Japan or surrounding areas and could negatively affect the Japanese economy and, in turn, the Fund.

9.	If the MSCI Europe Index Fund will have material exposure to any particular countries or currencies in Europe, please disclose the countries and currencies in the Prospectus.

Response: The Fund has revised its disclosure as follows:

As of ~~December 30, 2016~~March 31, 2017, a significant portion of the Index comprised companies in the financial sector and in companies located in Europe and the United Kingdom and a significant portion of the Index constituents are denominated in the Euro, the Great Britain Pound and the Swiss Franc, although this may change from time to time.

The MSCI Canada Index Fund has revised its disclosure as follows:

As of ~~December 30, 2016~~March 31, 2017, a significant portion of the Index comprised companies in the financial and energy sectors and a significant portion of the Index constituents are denominated in the Canadian dollar, although this may change from time to time.

The MSCI Japan Index Fund has revised its disclosure as follows:

As of ~~December 30, 2016~~March 31, 2017, a significant portion of the Index comprised companies in the industrials and consumer discretionary sectors and a significant portion of the Index constituents are denominated in the Japanese Yen, although this may change from time to time.

The MSCI Pacific ex Japan Index Fund has revised its disclosure as follows:

As of ~~December 30, 2016~~March 31, 2017, a significant portion of the Index comprised companies located in Australia and Hong Kong and a significant portion of the Index constituents are denominated in the Australian dollar and the Hong Kong dollar, although this may change from time to time. As of December 30, 2016, a significant portion of the Index comprised companies in the financial sector, although this may change from time to time.

10.	The MSCI Pacific ex Japan Index Fund’s name references the pacific region excluding Japan, however the disclosure indicates only Australia, Hong Kong, Singapore and New Zealand are included in the Index. There are other countries in or with coast lines on the Pacific that are excluded from the Index. Please explain supplementally why the Fund believes an index including only these countries is reasonable or appropriate and consistent with investor expectations in light of the Fund’s name.

Response: The Registrant believes that the Fund’s name is reasonable in light of the Index because the name of the Index is MSCI Pacific ex Japan Index and the Index constituents are all located within the Pacific region (ex Japan).

11.	With respect to the MSCI Pacific ex Japan Index Fund, of the companies comprising the Index that are located in Hong Kong, please supplementally provide the number of companies that are Chinese or have significant exposure to China. If material, consider whether additional disclosure about the Fund’s exposure to China and its economy is necessary.

Response: As of March 31, 2017, based information from the Index Provider, the Index comprised approximately 95 companies that are Chinese or that have some economic exposure to China; therefore, the Registrant will add risk disclosure specific to investments in China under “Fund Summaries – State Street MSCI Pacific ex Japan Index Fund – Principal Risks.”

12.	Under “Additional Information about Investment Objectives, Principal Strategies and Risks” for each Fund, please clarify how the Index determines the Index components. In addition, please briefly describe the Index rebalancing and reconstitution process. Please also clarify how the Index determines whether a company is tied to the applicable region for purposes of inclusion in the Index.

Response: The MSCI Canada Fund has added the following disclosure under “Additional Information about Investment Objectives, Principal Strategies and Risks – State Street MSCI Canada Fund – Principal Investment Strategies:”

Additional Index Information. The MSCI Canada Index’s components are reconstituted and rebalanced on quarterly basis, at the end of February, May, August and November. The Index Provider classifies each issuer in one country. The Index Provider generally determines the country classification of an issuer based on the issuer’s country of incorporation and the primary listing of its securities. To the extent that an issuer is incorporated in a different country than the country in which its securities are principally traded, the Index Provider considers the following additional set of criteria to determine the issuer’s country classification: (i) the secondary listings of the issuer’s securities, if any; (ii) the geographic distribution of the issuer’s shareholder base; (iii) the location of the issuer’s headquarters; (iv) the geographic distribution of the issuer’s operations (in terms of assets and revenues); (v) the issuer’s history with respect to these criteria; and (vi) the country in which investors consider the issuer to be most appropriately classified based on communications between the Index Provider and investors.

The MSCI Japan Fund has added the following disclosure under “Additional Information about Investment Objectives, Principal Strategies and Risks – State Street MSCI Japan Fund – Principal Investment Strategies:”

Additional Index Information. The MSCI Japan Index’s components are reconstituted and rebalanced on quarterly basis, at the end of February, May, August and November. The Index Provider classifies each issuer in one country. The Index Provider generally determines the country classification of an issuer based on the issuer’s country of incorporation and the primary listing of its securities. To the extent that an issuer is incorporated in a different country than the country in which its securities are principally traded, the Index Provider considers the following additional set of criteria to determine the issuer’s country classification: (i) the secondary listings of the issuer’s securities, if any; (ii) the geographic distribution of the issuer’s shareholder base; (iii) the location of the issuer’s headquarters; (iv) the geographic distribution of the issuer’s operations (in terms of assets and revenues); (v) the issuer’s history with respect to these criteria; and (vi) the country in which investors consider the issuer to be most appropriately classified based on communications between the Index Provider and investors.

The MSCI Europe Fund has added the following disclosure under “Additional Information about Investment Objectives, Principal Strategies and Risks – State Street MSCI Europe Fund – Principal Investment Strategies:”

Additional Index Information. The MSCI Europe Index’s components are reconstituted and rebalanced on quarterly basis, at the end of February, May, August and November. The Index Provider classifies each issuer in one country. The Index Provider generally determines the country classification of an issuer based on the issuer’s country of incorporation and the primary listing of its securities. To the extent that an issuer is incorporated in a different country than the country in which its securities are principally traded, the Index Provider considers the following additional set of criteria to determine the issuer’s country classification: (i) the secondary listings of the issuer’s securities, if any; (ii) the geographic distribution of the issuer’s shareholder base; (iii) the location of the issuer’s headquarters; (iv) the geographic distribution of the issuer’s operations (in terms of assets and revenues); (v) the issuer’s history with respect to these criteria; and (vi) the country in which investors consider the issuer to be most appropriately classified based on communications between the Index Provider and investors.

The MSCI Pacific ex Japan Fund has added the following disclosure under “Additional Information about Investment Objectives, Principal Strategies and Risks – State Street MSCI Pacific ex Japan Fund – Principal Investment Strategies:”

Additional Index Information. The MSCI Pacific ex Japan Index’s components are reconstituted and rebalanced on quarterly basis, at the end of February, May, August and November. The Index Provider classifies each issuer in one country. The Index Provider generally determines the country classification of an issuer based on the issuer’s country of incorporation and the primary listing of its securities. To the extent that an issuer is incorporated in a different country than the country in which its securities are principally traded, the Index Provider considers the following additional set of criteria to determine the issuer’s country classification: (i) the secondary listings of the issuer’s securities, if any; (ii) the geographic distribution of the issuer’s shareholder base; (iii) the location of the issuer’s headquarters; (iv) the geographic distribution of the issuer’s operations (in terms of assets and revenues); (v) the issuer’s history with respect to these criteria; and (vi) the country in which investors consider the issuer to be most appropriately classified based on communications between the Index Provider and investors.

13.	We note that the MSCI Canada Index Fund provides an 80% policy tied to its Index. Since the Fund’s name references Canada, it is the Staff’s view that the Fund should also have a policy of investing 80% of its net assets (plus borrowing, if any, for investment purposes) in issuers economically tied to Canada. The Fund’s disclosure should also describe how the Fund determines an issuer is economically tied to Canada. If the Fund’s existing 80% policy is being used to satisfy this purpose, then the Index description should be revised accordingly. In this regard, please confirm:

a.	That an 80% policy tied to the Index would also satisfy the names rule requirement under Rule 35d-1 of the 1940 Act with respect to Canada

b.	That the Fund will periodically monitor the Index constituents to confirm that this continues to be the case.

Response: Since the Index consists solely of securities suggested by the geographic term in the Fund’s name, the Registrant believes the Fund complies with Rule 35d-1 through adoption of its existing 80% policy. The Registrant intends to periodically monitor the Index constituents in this regard. The Registrant notes that it has added disclosure describing how the Index, and therefore the Fund, determines an issuer is economically tied to Canada in response to Comment 12 above.

14.	When discussing use of derivatives for satisfying a Fund’s 80% names rule test, please revise the disclosure to indicate that this investment policy is an assets-based test, and therefore should be based on marked to market value, not an exposure-based test.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), a Fund may account for a derivative position by reference to its market value or notional value. A Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

15.	Each Fund includes Temporary Defensive Positions under “Additional Information about Non-Principal Investment Strategies and Risks.” Please explain supplementally the circumstances under which a Fund would take temporary defensive positions and why doing so is consistent with being an index fund.

Response: Each Fund has deleted its temporary defensive positions disclosure.

16.	Under “Management and Organization,” we note the statement that “Each Fund is a separate, diversified series of the State Street Institutional Investment Trust (the “Trust”).” Please explain supplementally whether the Index methodology accounts for the 1940 Act definition of a ‘diversified company’ and, if not, how a Fund will track the Index if the Index becomes non-diversified while maintaining the Fund’s status as a diversified fund.

Response: Based on the composition of each Index currently, the Index Provider’s current methodology for building the Index, and the Fund’s current intended investment program, the Fund expects to be able to operate in a manner consistent with being classified as a diversified fund.

17.	Under “Shareholder Information – Frequent-Trading Limits,” the disclosure indicates that the Funds “reserve the right to reject any exchanges or purchase orders or to suspend redemptions by any shareholder engaging in Excessive Trading activities.” Please explain supplementally how a Fund suspends redemptions in a manner consistent with the 1940 Act or revise the disclosure to remove this reference.

Response: The disclosure has been revised as follows: “Under the Policy, the State Street Funds reserve the right to reject any exchanges or purchase orders ~~or to suspend redemptions~~ by any shareholder engaging in Excessive Trading activities.”

18.	Under “Shareholder Information – Additional Shareholder Information – Right to Change Policies,” the disclosure states that, “In addition to the rights expressly stated elsewhere in this Prospectus, the State Street Funds reserve the right, without notice, to:… Alter, impose, discontinue, or waive any redemption fee, account service fee, or other fees charged to a group of shareholders.” please explain supplementally why the disclosure allowing a Fund to impose redemption fees without notice is appropriate or revise the disclosure.

Response: The Fund has revised its disclosure as shown below. Whether or not any particular change would be implemented, with or without shareholder notice, would depend on the facts and circumstances relevant at that time.

In addition to the rights expressly stated elsewhere in this Prospectus, the State Street Funds reserve the right, ~~without notice~~ in the future, to:… Alter, impose, discontinue, or waive any redemption fee, account service fee, or other fees charged to a group of shareholders.

Statement of Additional Information Comments

19.	With respect to fundamental investment restriction number six for the Funds, please note that Form N-1A refers to a Fund policy with respect to concentrating investments in a particular industry or group of industries.

Response: The Registrant notes the staff’s comment and declines to make any changes in response to this comment. The Registrant notes that, in 2013-2014, the Registrant undertook a proxy campaign and shareholders of other series of the Registrant approved the same or a similar fundamental investment restriction regarding concentration as the Funds’ and that the Funds benefit from utilizing the same investment policy as other funds in the fund complex.

20.	The first paragraph under the fundamental investment restrictions states that, “[f]or purposes of the above investment limitation number 6, in the case of a tax-exempt bond issued by a non-governmental user, where the tax-exempt bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer.” The Staff believes that “backed only by” should be replaced with “backed principally.”

Response: The Registrant respectfully submits that the referenced restriction is consistent with Investment Company Act Release No. 9785 (“Release 9785”). Release 9785 states that “the statement of policy required by Section 8(b)(1)(E) of the [1940 Act] as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” In addition, Release 9785, in discussing diversification, states that “[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1).” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

* * *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Exhibit A

State Street MSCI Canada Index Fund

Shareholder Fees (fees paid directly from your investment)

Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class K
Management Fee	0.14%
Distribution and Shareholder Service (12b-1) Fees	0.00%
Other Expenses[1]	0.30%

Total Annual Fund Operating Expenses	0.44%
Less Fee Waiver and/or Expense Reimbursement[2]	(0.24)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.20%

[1]	Other expenses are based on estimates for the current fiscal year.
[2]	The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), is contractually obligated until April 30, 2018 to waive its management fee and/or to reimburse the Fund for expenses to the extent that the Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, and any class-specific expenses such as Distribution, Shareholder Servicing, Administration and Sub-Transfer Agency Fees) exceed 0.15% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2018 except with the approval of the Fund’s Board of Trustees.

State Street MSCI Japan Index Fund

Shareholder Fees (fees paid directly from your investment)

Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class K
Management Fee	0.14%
Distribution and Shareholder Service (12b-1) Fees	0.00%
Other Expenses[1]	0.14%

Total Annual Fund Operating Expenses	0.28%
Less Fee Waiver and/or Expense Reimbursement[2]	(0.08)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.20%

[1]	Other expenses are based on estimates for the current fiscal year.

[2]	The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), is contractually obligated until April 30, 2018 to waive its management fee and/or to reimburse the Fund for expenses to the extent that the Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, and any class-specific expenses such as Distribution, Shareholder Servicing, Administration and Sub-Transfer Agency Fees) exceed 0.15% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2018 except with the approval of the Fund’s Board of Trustees.

State Street MSCI Europe Index Fund

Shareholder Fees (fees paid directly from your investment)

Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class K
Management Fee	0.14%
Distribution and Shareholder Service (12b-1) Fees	0.00%
Other Expenses[1]	0.16%

Total Annual Fund Operating Expenses	0.30%
Less Fee Waiver and/or Expense Reimbursement[2]	(0.15)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.15%

[1]	Other expenses are based on estimates for the current fiscal year.
[2]	The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), is contractually obligated until April 30, 2018 to waive its management fee and/or to reimburse the Fund for expenses to the extent that the Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, and any class-specific expenses such as Distribution, Shareholder Servicing, Administration and Sub-Transfer Agency Fees) exceed 0.10% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2018 except with the approval of the Fund’s Board of Trustees.

State Street MSCI Pacific Ex Japan Index Fund

Shareholder Fees (fees paid directly from your investment)

Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class K
Management Fee	0.14%
Distribution and Shareholder Service (12b-1) Fees	0.00%
Other Expenses[1]	0.16%

Class K
Total Annual Fund Operating Expenses	0.30%
Less Fee Waiver and/or Expense Reimbursement[2]	(0.10)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.20%

[1]	Other expenses are based on estimates for the current fiscal year.
[2]	The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), is contractually obligated until April 30, 2018 to waive its management fee and/or to reimburse the Fund for expenses to the extent that the Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, and any class-specific expenses such as Distribution, Shareholder Servicing, Administration and Sub-Transfer Agency Fees) exceed 0.15% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2018 except with the approval of the Fund’s Board of Trustees.